SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

Commission File Number1-5415

A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN
(Employer Identification Number 36-0879160, Plan Number 002)
(Full title of plan)

A. M. CASTLE & CO.
(Name of issuer of securities held pursuant to the plan)

3400 North Wolf Road; Franklin Park, Illinois 60131
(Address of principal executive offices of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN
                   By:  /s/ Paul J. Winsauer________________
                                              Plan Adminstrator
Date: June 29, 2007

A. M. CASTLE & CO.
EMPLOYEES’ PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2006 and 2005

FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Plan
  Administrator of A.M. Castle & Co.
  Employees' Profit Sharing Plan
Franklin Park, Illinois

We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of A.M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

             /s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2007

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS
Investments, at fair value (Note 2)	$75,967,179	$67,556,511

Receivables
Employer contribution	3,045,512	2,780,945
Participant contributions	257,183	214,834
Total receivables	3,302,695	2,995,779

Total assets	$79,269,874	$70,552,290

NET ASSETS AVAILABLE FOR BENEFITS	$79,269,874	$70,552,290

See accompanying notes to financial statements.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$7,862,110
Interest	993,413
Dividends	443,582
Total investment income	9,299,105

Contributions
Employer	3,492,100
Participant	2,874,002
Rollovers from other qualified plans	199,052
Total contributions	6,565,154

Total additions	15,864,259

Deductions from net assets attributed to:
Benefits paid to participants	7,046,964
Administrative fees	99,711
Total deductions	7,146,675

Net increase in net assets	8,717,584

Net assets available for benefits
Beginning of year	70,552,290

End of year	$79,269,874

See accompanying notes to financial statements.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 21, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

The following description of A. M. Castle & Co. Employees’ Profit Sharing Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General:  The Plan was established on January 1, 1957.  The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. in order to build a supplemental retirement fund and to provide additional disability and death benefits.  Participants should refer to the plan document for more complete information.

The Plan is a defined contribution profit-sharing and 401(k) plan available to salaried and other eligible employees of A. M. Castle & Co. and certain of its subsidiaries (collectively referred to as “the Company”).  Employees of the Company are eligible to become participants in the Plan upon completion of 30 days of service for the 401(k) and matching portion of the Plan and one year of service for the profit-sharing portion of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee:  The Principal Financial Group is the trustee of the Plan effective September 1, 2005.  Prior to this date ABN AMRO was the trustee.  The Plan’s trust fund is administered under the terms of certain trust agreements between the Company and the trustee.  The trust agreements provide, among other things, that the trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts:  Each participant may contribute up to 100% of the participant’s pretax compensation if an employee of A. M. Castle & Co., as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations.  Participants may contribute up to 5% of their after-tax compensation, as defined by the Plan. Similar to pretax contributions, the earnings on these contributions accumulate on a tax-deferred basis.  Participants direct the investment of their participant and employer contributions among various investment options offered by the Plan, including the common stock of the Company.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 21, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Employer Contributions:  The employer’s matching contribution for employees of A. M. Castle & Co. is 25% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation.  The employer’s matching contribution for employees of Oliver Steel Plate Corporation is 50% of each dollar the employee contributes to the plan up to the first 6% of the participant’s pretax compensation.  USWA participants receive no matching contributions.  Additionally, the Company may also make profit-sharing contributions.  The employer’s profit-sharing contribution to the Plan is determined at Company management’s discretion as defined by the Plan.  Company profit-sharing contributions are allocated to participants’ accounts in the ratio of their yearly covered compensation to the total of all participants’ yearly covered compensation.  For the year ended December 31, 2006, the Company profit-sharing contribution was $3,045,512.

Vesting:  Participant contributions and earnings thereon are at all times 100% vested.  For employer matching and profit-sharing contributions to the Plan and any earnings thereon, participants will be one-third vested after completing one calendar year of service.  Upon completion of three years of service, participants will become two-thirds vested in the matching portion of the Plan, until completion of five years of service, at which time they will become fully vested in both the matching and profit-sharing portions of the Plan.  In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures:  Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts.  Amounts forfeited from employees’ profit sharing contribution accounts are to be allocated to eligible participants, as defined by the Plan.  The amount of forfeitures, which reduced matching contributions for the year ended December 31, 2006, was $21,557.  The amount of forfeitures allocated to participant accounts for the year ended December 31, 2006 was $36,275.  At December 31, 2006 and 2005, there were unallocated forfeitures of $41,486 and $4,081, respectively, available to offset future Company matching contributions.

Allocations of Income:  Earnings of the Plan, as defined, are allocated to participants’ accounts based on the proportion of each participant’s account balance within each fund to the total account balance.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 21, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (Continued)

Participant Loans:  Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document.  Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan.  Loan rates are established at the beginning of each quarter.  Loans are secured by the balance in the participant’s account.  Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits:  Distributions from the Plan will not be made until a participant retires, dies, or otherwise terminates employment with the Company.  Distributions are made in cash in a lump sum or an installment basis or can be rolled over to another plan or an individual’s IRA account.  Distributions are recorded when paid.

Basis of Accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Adoption of New Accounting Standard:  The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006.  Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of a common collective trust fund in which the Plan holds an interest are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 or 2005.  The net appreciation (depreciation) reported in the Plan’s statement of changes in net assets available for benefits is also not impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit-responsive contracts held indirectly by the Plan.  Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value, and any difference between fair value and contract value is immaterial.  As a result, the adoption of the FSP would have no material impact on the statement of net assets available for benefits as of December 31, 2006 and 2005.  Accordingly, management determined that no adjustment will be made as a result of adoption of the FSP.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 21, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (Continued)

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan utilizes various investment instruments, including mutual funds, a common collective fund, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition:  Investments are stated at fair value.  The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year.  The fair value of the Plan’s interests in the common collective trust fund is based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee.  Participant loans are valued at the outstanding loan balances.

Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end for those investments still held at the end of the year, plus realized gains or losses on investments sold during the year.

Benefit Payments:  Benefit payments to participants are recorded upon distribution.  Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid.  Plan assets allocated to the accounts of these participants were $59,419 and $105,573 at December 31, 2006 and 2005, respectively.

Administrative Expenses:  Administrative and trustee expenses are allocated to participants’ accounts based on the proportion of each participant’s account balance to the total of all account balances.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 21, 2006 and 2005

NOTE 2 - INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:

	2006	2005
Common collective fund
ABN AMRO Income Plus Fund	$20,806,999	$20,199,350
Mutual funds
Julius Baer Int Equity Fund	4,823,213	-	*
Allianz Dividend Value Institutional Fund	4,007,380	2,108,207	*
Vanguard Wellesley Balanced Fund	6,369,496	5,795,671
Montag & Caldwell Growth Income Fund	12,451,249	12,273,041
Allianz NFJ Advisors Dividend Institutional Fund	15,966,301	12,837,916
	43,617,639	33,014,835

Common Stock
A. M. Castle & Co. Common Stock	5,103,026	3,673,171

*	This amount is presented for comparative purposes only, as it is less than 5% of net assets at December 31.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Common Stock	$1,748,479
Mutual funds	6,113,631

Net appreciation of investments	$7,862,110

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 21, 2006 and 2005

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.  In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Effective September 1, 2005 the Principal Financial Group became trustee for the Plan and now manages certain plan investments.  Additionally, other plan investments were shares of mutual funds or a common collective fund managed by the former trustee, ABN AMRO.  Transactions in such investments, as well as loans made to plan participants, qualify as party-in-interest transactions, which are expect from the prohibited transaction rules.

The Plan invests in the common stock of the plan sponsor, A. M. Castle & Co.  This qualifies as a related-party transaction.  As of December 31, 2006, the fair value of this common stock was $5,103,026 on 200,512 shares held.  As of December 31, 2005, the stock was held by the Plan through a unitized stock fund (the A.M. Castle & Co. Common Stock Fund).  The fair value held by the unitized fund as of December 31, 2005 was $3,673,171 on 168,185 shares held.

The Company pays certain fees and expenses of the Plan.  During 2006, administrative fees of $99,711 were paid by the Plan to The Principal Financial Group, which qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor:  A. M. Castle & Co.
Employer identification number:  36-087916
Three-digit plan number:  002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issue, Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

*	A. M. Castle & Co.	AM Castle & Co. Common Stock	**	$5,103,026
	ABN AMRO/
	Montag & Caldwell	Growth Income Fund	**	12,451,249
	Allianz NFJ Advisors	Dividend Value Institutional Fund	**	15,966,301
	ABN AMRO	Income Plus Fund	**	20,806,999
	Julius Baer	Julius Baer Int Equity Fund	**	4,823,213
	Janus Investments	Mid Cap Value Fund	**	2,738,977
	RS Investments	Emerging Growth Fund	**	2,943,535
	Vanguard	Wellesley Balanced Fund	**	6,369,496
	Vanguard	500 Index Fund	**	3,211,297

*	Loans to participants	Maturing through 2008,
		at interest rates of 5% to 10.5%	-	1,553,086

	Total investments			$75,967,179

        * Represents a party in interest
      ** Cost information is not required for participant-directed investments and, therefore, is not included.

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2006

Name of plan sponsor:  A. M. Castle & Co.
Employer identification number:  36-087916
Three-digit plan number:  002

Participant Contributions of the Current Plan Year Not Deposited
Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$8,315

Plus: Delinquent Deposits of Prior Year Participant Contributions
Not Corrected Prior to the Current Plan Year	-

Total Delinquent Participant Contributions (line 4a of Schedule H)	8,315

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary
Correction Program (VFC Program) and PTE 2002-51	-

Delinquent Deposits of Participant Contributions Constituting
Nonexempt Prohibited Transactions	$8,315	(1)

(1) The amount is in the process of being corrected outside the VFC Program.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.’s 33-30545, 33-37818, 333-118030, and 333-118031 on Form S-8 of A.M. Castle & Co., as well as, Registration Statement No.’s 333-87254 and 333-106709 on Form S-3 of A.M. Castle & Co. of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of the A.M. Castle & Co. Employees' Profit Sharing Plan for the year ended December 31, 2006.

                                      /s/  Crowe Chizek and Company LLC
                        Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2007

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of A. M. Castle & Co. Employees’ Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul J. Winsauer, Plan Administrator of the Plan, certify to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

/s/ Paul J. Winsauer
Paul J. Winsauer Plan Administrator June 29, 2007